SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 11, 2011 related to the financial statements for the period ended on September 30, 2011.

We address you pursuant to Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires in order to provide the following information:

	09-30-11	09-30-10
	Ps.(in thousands)	Ps.(in thousands)
1- RESULT FOR THE FIRST QUARTER

Ordinary	1,038	51,850
Extraordinary	—	—
Total Income	1,038	51,850

2- Net Worth Composition

Outstanding shares	496,562	496,5620
Treasury shares	5,001	5,001

Total Subscribed Capital	501,563	501,561
Comprehensive outstanding capital adjustment	164,561	164,561
Comprehensive treasury capital adjustment	1,657	1,657
Share Premium	879,342	879,331
Non-capitalized contributions	1,299	—
Legal Reserve	32,293	23,023
New Projects Reserve	320,064	143,928
Long Term Incentive Program Reserve	1,594	—
Retained earnings	146,880	239,533
Temporary conversion difference	89,378	90,544

Total Net Worth	2,138,631	2,044,138

In accordance with Article o), of the abovementioned rules, the Company informed that as the closing of this Financial Statement the capital stock of the Company was Ps. 501,562,534; and was divided into 501,562,534 non-endorsable registered common shares with a face value of Ps. 1 each, and entitled to one vote each.

Our principal shareholder is Inversiones Financieras del Sur S.A. that holds 186,051,574 shares, that represents 37.09% of the issued and outstanding capital stock.

Furthermore, we inform that as of September 30, 2011, the remaining shareholders hold 310,510,206 non-endorsable registered common shares with a face value of Ps. 1 each and entitled to one vote each, which represent 61.91% of the issued and outstanding capital stock.

After the treasury shares allotment made on November 23, 2009, the amount of 5,000,754 common shares were held in our portfolio, which represented 1.00% of the issued and outstanding capital stock as of September 30, 2011.

On March 2008, the Company increased its capital stock in 180 million common shares. Each shareholder received, for each share subscribed (free of charge) one warrant to purchase 0,33333333 new shares at a price of US$ 1.68. As a result of the pro rata allotment of the treasury shares above mentioned, the terms and conditions of such warrants have been modified. Consequently the new ratio per warrant is 0.35100598, and the current exercise price is U$S1.5954. The expiration date of the warrants is on May 22, 2015. The warrants are listed in the Bolsa de Comercio de Buenos Aires under the symbol “CREW2” and in Nasdaq under the symbol “CRESW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase to a total of 563,915,285. Furthermore, if Inversiones Financieras del Sur S.A. and the remaining holders of the warrants exercised all its warrants, Inversiones Financieras del Sur S.A.’s holding would increase up to 29,687,846 common shares, representative of 38.26%, for a total interest of 215,739,420 common shares.

Among the main highlights for the first quarter of fiscal year 2012, we can mention the following:

•

During this period we have observed very good soil humidity conditions in most of the areas where the coarse crop planting process is set (including soybean, corn and sunflower). In addition, we have started planting activities in most of the areas allocated to wheat production.

•	On September 21, we acquired under a private transaction an additional 5.1% equity interest in IRSA, for a total amount of USD 30.1 million. In this way, we increased our interest in IRSA to 63.2%.

•

The Agribusiness production segment grew due to the consolidation of our subsidiary BrasilAgro and the late harvesting of corn crops in our Argentine farms, together with a higher Feed Lot beef cattle production.

•	Operating income totalize ARS 191.7 million, which results into a 4.4% increase as compared to the same quarter of the previous year.

•

Net Income amounted to ARS 1.0 million compared to ARS 51.9 million in the first quarter of 2011. This was due to higher financial charges, which totalized ARS 167.3 million compared to ARS 74.3 million in the same quarter of the previous fiscal year. This decrease was caused by a loss from differences in exchange rates, resulting from the depreciation of the exchange rate that affects our liabilities denominated in dollars, which amounts to ARS 49.0 million (vs. ARS 2.4 million in the first quarter of fiscal year 2011) and a loss from other financial assets which totalized ARS 62.4 million (vs. ARS 18.2 million) mainly due to revaluation of certain assets held of by our subsidiary IRSA, at market value.

•	On October 31, 2011, our General Shareholders’ Meeting approved a cash dividend payment of ARS 63.8 million, equivalent to an amount of ARS 0.138 per share.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: November 14, 2011.